

16014907

SEC
Mail Processing
Section

MAR 14 2016

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc akb

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 West Shaker Circle
(No. and Street)

Mequon (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd, Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

akb

50

OATH OR AFFIRMATION

I, Frederick A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
RYAN
PURTELL
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2015

TABLE OF CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of FIMCO Securities Group, Inc.

We have audited the accompanying financial statements of FIMCO Securities Group, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. FIMCO Securities Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FIMCO Securities Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


MARCUMGROUP
MEMBER

Marcum LLP ▫ 111 S. Pfingsten Road ▪ Suite 300 ▫ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▫ Fax 847.282.6301 ▪ www.marcumllp.com

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of FIMCO Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of FIMCO Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
March 11, 2016

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF FINANCIAL POSITION

Year Ended December 31, 2015

Assets		
Assets:		
Cash	$	9,564
Commissions receivable		30,756
Other receivable		462
Total assets		40,782
Total assets	$	40,782
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	3,500
Stockholder's equity		37,282
Total liabilities and stockholder's equity	$	40,782

See accompanying notes.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF INCOME

Year Ended December 31, 2015

Revenues:		
Commission income	$	180,702
Total revenues		180,702
Operating Expenses:		
Salary and related expenses		830
Regulatory fees and expenses		1,500
Professional fees		9,050
General and administrative		732
Total operating expenses		12,112
Net Income	$	168,590

See accompanying notes.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

	Common Stock*		Additional Paid-in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2014	100	1	237,998	(194,953)	43,046
Distributions	-	-	-	(174,354)	(174,354)
Net Income	-	-	-	168,590	168,590
Balance, December 31, 2015	100	$ 1	$ 237,998	$ (200,717)	$ 37,282

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

See accompanying notes.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	168,590
Effects of changes in operating assets and liabilities:		
Receivables		3,219
Accounts Payable		(1,067)
Net cash provided by operating activities		170,742
Cash flows from financing activities:		
Distributions to shareholder		(174,354)
Net cash used in financing activities		(174,354)
Net decrease in cash		(3,612)
Cash at beginning of year		13,176
Cash at end of year	$	9,564

See accompanying notes.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

Notes to Financial Statements
December 31, 2015

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Revenue Recognition

Commission income is recorded in the month in which it was earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to U.S, federal income tax examinations for years ending before December 31, 2013 and Wisconsin income tax examinations for years ending before December 31, 2013.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $36,389, which is in excess of the minimum requirement by $31,389. The ratio of aggregate indebtedness was .10 to 1.

3. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. The Company is not currently subject to any ongoing regulatory exams.

4. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregated Indebtedness
December 31, 2015

Computation of net capital:		
Stockholder's equity	$	37,282
Less non-allowable assets:		
Other assets		(893)
Net capital	$	36,389
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	3,500
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	233
Minimum net capital required	$	5,000
Excess net capital	$	31,389
Ratio of aggregate indebtedness to net capital		0.10

Auditor Reconciliation of Net Capital and Aggregate Indebtedness

Net Capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	9,132
Asset Adjustments:		
Add: Trail receivable		30,756
Add: Rounding		1
Liability Adjustments:		
Less: Payable adjustment		(3,500)
Net Capital per Preceding	$	36,389
Aggregate Indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	-
Liability Adjustments:		
Add: Payable adjustment		3,500
Aggregate Indebtedness per Preceding	$	3,500

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2015

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FIMCO Securities Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FIMCO Securities Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) FIMCO Securities Group, Inc. stated that FIMCO Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FIMCO Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FIMCO Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
March 11, 2016


MARCUMGROUP
MEMBER

Marcum LLP ▫ 111 S. Pfingsten Road ▫ Suite 300 ▫ Deerfield, Illinois 60015 ▫ Phone 847.282.6300 ▫ Fax 847.282.6301 ▫ www.marcumllp.com

FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the exemption provisions through the year ended December 31, 2015 without exception.

FIMCO Securities Group, Inc.

I, Frederick A. Henry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Frederick A. Henry
President

FIMCO Securities, Group, Inc.
929 W. Shaker Circle
Mequon, WI 53092

Marcum LLP
Accountants & Advisors
Deerfield, Illinois

We are providing this letter in connection with your audit of the financial statements of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2015 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the statement of financial condition, and the related statements of income, changes in stockholder's equity and cash flows of FIMCO Securities Group, Inc. pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. We confirm that we are responsible for the fair presentation in the financial statements of the statement of financial condition, and the related statements of income, changes in stockholder's equity and cash flows in conformity with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Notwithstanding this, items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 24, 2015 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2. The financial statements referred to above are fairly presented in conformity with GAAP, which is an appropriate financial reporting framework. We attest to the completeness and truthfulness of the representations and disclosures made to you during the course of your work, including those related to our financial accounting, internal controls, and our reporting requirements.

3. We have made available to you all:

   a. relevant information and access, as agreed upon in the terms of the audit engagement, and that all transactions have been recorded and are reflected in the financial statements.

   b. There were no minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared as of December 31, 2015 and through the date of this letter.

4. There have been no communications from regulatory agencies, such as the Securities and Exchange Commission (SEC) or the Internal Revenue Service, or inquiries from any governmental or regulatory bodies concerning potential noncompliance with, or deficiencies in, financial reporting practices or any other matters that could have an adverse effect on our operations or material adverse effect on the financial statements.

5. We understand that there are no unadjusted financial statement misstatements proposed by you during the engagement.

6. Except as made know to you, there are no significant deficiencies, including material weaknesses, in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize, report financial data and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

7. We acknowledge our responsibility for adopting sound accounting policies, the design, implementation, and maintenance of internal control to prevent and detect fraud, and as such internal control relates to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

8. We have disclosed to you if we are aware of any risks that the financial statements may be materially misstated as a result of fraud.

9. We have not received any communications, nor do we have knowledge of any fraud, allegations of fraud or suspected fraud affecting the entity involving:

   a. management

   b. employees who have significant roles in internal control, or

   c. others, including former employees, analysts, regulators, or short-sellers where the fraud could have a material effect on the financial statements

10. The Company has no plans or intentions that may materially affect the carrying value or

classification of assets and liabilities.

11. The following have been properly recorded or disclosed in the financial statements:

    a. related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees

    b. guarantees, whether written or oral, under which the company is contingently liable

12. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances. There are no such estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements.

13. We have evaluated our tax positions in accordance with ASC 740 "Income Taxes". Specifically, we have determined whether our tax positions would be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the positions (assuming the taxing authority has full knowledge of all information) based upon a "more-likely-than-not" (MLTN) threshold. If this threshold is not met, none of the tax benefit provided by the position is reflected in the financial statements. For a tax position that meets the MLTN recognition threshold, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Additionally, related interest and penalties, if any, have been recorded in accordance with ASC 740 "Income Taxes".

14. We have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of a near-term severe impact that have not been properly disclosed in the financial statements. We understand that concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year. We understand that *near-term* means the period within one year of the date of the financial statements.

15. There are no:

    a. Instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered for disclosure in the financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the financial statements.

    b. other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450 "Contingencies" (formerly SFAS 5).

    c. material transactions that have not been properly recorded in the accounting records underlying the financial statements.

16. We are not aware of any pending or threatened litigation, claims or assessments or unasserted claims that are required to be accrued or disclosed in accordance with ASC 450 "Contingencies" (formerly SFAS 5), we have not consulted a lawyer concerning litigation, claims or assessments.

17. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as disclosed in the financial statements.

18. Financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk have been properly recorded or disclosed in the financial statements.

19. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

20. We have no outstanding past due share of the accounting support fee assessed by the Public Company Accounting Oversight Board pursuant to Rule 7101.

21. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

22. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

23. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

24. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

25. We understand and acknowledge our responsibility for the fair presentation of Schedules I, II and III (the "supplemental information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

26. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations,

or supervisory actions during the year ended December 31, 2015 or through the date of this letter.

27. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

28. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

29. Brokers' debit balances and other receivables recorded in the financial statements represent valid receivables and have been reduced to their estimated net realizable value.

30. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, as described in our Exemption Report, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

31. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through the date of this letter.

32. Net capital computations prepared by us during the period January 1, 2015 through the date of this letter indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

FIMCO Securities Group, Inc.





Fred Henry, President

Date